UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Neutral Tandem, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64128B108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N0. 64128B108	Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James P. Hynes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,582,664**
6. Shared Voting Power 1,582,664**
7. Sole Dispositive Power 1,582,664**
8. Shared Dispositive Power 1,582,664**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,582,664**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) 1,582,664**	☒
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) IN

** Excludes 486,000 shares held by trusts for the benefit of the reporting person’s grandchildren for which the reporting person has no voting or dispositive authority. Includes 23,333 shares subject to options that are exercisable within 60 days of December 31, 2007.

CUSIP N0. 64128B108	Page 3 of 4

Item 1.	(a)	Name of Issuer.

Neutral Tandem, Inc.

	(b)	Address of Principal Executive Offices.

One South Wacker Drive, Suite 200, Chicago, IL 60606

Item 2.	(a)	Name of Filing Person.

James P. Hynes

	(b)	Address of Principal Office.

c/o Hynes Capital Resources, 115 Meadow Road, Riverside, CT 06878

	(c)	Citizenship.

United States

	(d)	Title of Class of Securities.

Common Stock, Par Value $0.001

	(e)	CUSIP Number.

64128B108

Item 3.	Not applicable.

CUSIP N0. 64128B108	Page 4 of 4

Item 4.	Ownership.

(a) Amount Beneficially Owned.

1,582,664**

(b) Percent of Class.

5.1%

(c) Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or to Direct to Vote:

1,582,664**

(ii) Sole Power to Dispose or to Direct Disposition:

1,582,664**

(iii) Shared Power to Vote or to Direct to Vote:

1,582,664**

(iv) Shared Power to Dispose or to Direct Disposition:

1,582,664**

**     Excludes 486,000 shares held by trusts for the benefit of the reporting person’s grandchildren for which the reporting person has no voting or dispositive authority. Includes 23,333 shares subject to options that are exercisable within 60 days of December 31, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary which Acquired the Security Being Reported on or by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2008

/s/ James P. Hynes
James P. Hynes